SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 19, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS (1)
April 30, 2006 (2)

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH BRASIL TELECOM S.A.	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Private Debenture	Controlling Company	1,300,000	01/27/2001	07/27/2006		539,828 (100% CDI)	04/30/2006
02	Non-remunerated guarantee Consórcio Voa	Controlled Company	2,808	12/27/1999	06/26/2007		552	04/30/2006
03	Non-remunerated guarantee - 2000 BNDES Loans	Controlling Company	2,191,644	11/28/2000	12/17/2007		833,595	04/30/2006
04	Remunerated guarantee – 2002 BNDES Loans	Controlling Company	325,470	10/15/2002	12/17/2007		73,015 (0.12% p.a.)	04/30/2006
05	Remunerated guarantee - FCO Loan	Controlling Company	20,000	03/12/2003	01/01/2008		8,858 (0.12% p.a.)	04/30/2006
06	Remunerated guarantee - FCO Loan	Controlling Company	30,000	04/19/2006	04/01/2008		30,121 (0.12% p.a.)	04/30/2006
07	Non-remunerated guarantee - Resolution 63	Controlling Company	30,000	01/31/2000	04/01/2011		30,121 (0.12% a.a)	04/30/2006
08	Inter-company Loan	Controlling Company	100,055	02/02/1999	07/01/2014		44,887 (0.5% a.s.)	04/30/2006
09	Remunerated guarantee – 2004 BNDES Loans	Controlling Company	79,134	08/26/2004	04/15/2011		49,250 (US$ + 1.75% p.a.)	04/30/2006
10	Remunerated guarantee Public Debenture (3rd Issuance)	Controlling Company	1,245,462	07/05/2004	07/05/2009		1,211,680 (0.42% p.a.)	04/30/2006
11	Lease Contract for Tax Credit	Controlling Company	500,000	02/23/2006	08/22/2006		526,025 (0.42% p.a.)	04/30/2006
12	Operational and Financial Resources Sharing Contract	Controlling Company	64,104	01/02/2006	01/02/2007		101,835 (SELIC rate)	04/30/2006
13	Authorized Business Agent	Controlled Company	1,230	06/16/2005	06/15/2006		1,027	04/30/2006
14	Pledge Agreement	Controlling Company	220,305 (3) (0.12% p.a.)	03/30/2006	12/31/2006		220,305	04/30/2006

(1) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.

(2) Non-audited data
(3) This is the amount for guarantee limit. Therefore, Brasil Telecom Participações S.A. is remunerated by Brasil Telecom S.A. in the amount of R$264,000.
(4) Brasil Telecom S.A. is the leading party of the pool (Consórcio Voa).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer